Exhibit 99.1

Designated News Release

GoldMining Congratulates U.S. GoldMining on the Successful Completion of the Initial PEA at its Whistler Gold-Copper Project, Alaska

Vancouver, British Columbia – March 2, 2026 – GoldMining Inc. (TSX: GOLD; NYSE American: GLDG) (“GoldMining” or the "Company") congratulates its majority owned subsidiary, U.S. GoldMining Inc. (NASDAQ:USGO) (“U.S. GoldMining”) on its announcement today of a positive initial economic assessment (the “PEA”) for its 100% owned Whistler Gold-Copper Project (the "Whistler Project"), located 105 miles northwest of Anchorage, Alaska.

Further details are available in U.S. GoldMining’s news release of today’s date, which includes further information regarding the PEA and is available at www.usgoldmining.us.

Alastair Still, CEO of GoldMining, commented: “Our vision and strategy for the Whistler Project began three years ago with the successful IPO of U.S. GoldMining. Today’s announcement of an initial PEA helps validate our belief in the potential of this asset GoldMining shareholders indirectly hold more than a 74% interest in U.S. GoldMining. We are excited to see U.S. GoldMining continue to advance exploration activities across the district scale property and continue to progress the project.”

About GoldMining Inc.

GoldMining Inc. is a public mineral exploration company focused on acquiring and developing gold assets in the Americas. Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, the U.S.A., Brazil, Colombia, and Peru.

Technical Information

The PEA is preliminary in nature and is intended to provide an initial assessment of the Project's economic potential and development options of the Project. Among other things, the PEA, including its mine schedule, cost estimates and economic assessment, includes numerous assumptions and there can be no certainty that this economic assessment may be realized.

The disclosure herein, including relating to mineral resource estimates, has been prepared in accordance with the requirements of Canadian securities laws, as set forth in NI 43-101.

Qualified Persons

Tim Smith, P.Geo., Vice President, Exploration of the Company, has supervised the preparation of this news release and has reviewed the additional scientific and technical information contained herein. Mr. Smith is a qualified person as defined under NI 43-101.

For additional information, please contact:

Martin Dumont
VP, Corporate Development & Investor Relations

Telephone: (855) 630-1001

Email: info@goldmining.com

Cautionary Statement on Forward-looking Statements

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”), which involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements respecting the Company's expectations regarding the Whistler Project, the PEA and future work at the Project and often contain words such as "anticipate", "intend", "plan", "will", "would", estimate", "expect", "believe", "potential" and variations of such terms. Such forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining operates, which may prove to be incorrect. Investors are cautioned that forward-looking statements involve risks and uncertainties, including, without limitation: the inherent risks involved in the exploration and development of mineral properties, the inherent risks regarding PEAs, fluctuating metal prices, unanticipated costs and expenses, risks related to government and environmental regulation, social, permitting and licensing matters, any inability to complete work programs as expected, U.S. GoldMining’s plans with respect to the Project may change as a result of further planning or otherwise,  and uncertainties relating to the availability and costs of financing needed in the future. These risks, as well as others, including those set forth in GoldMiningꞌs most recent Annual Information Form and other filings with Canadian securities regulators and the SEC, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements. There can be no assurance that forward-looking statements, or the material factors or assumptions used to develop such forward-looking statements, will prove to be accurate. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities law.